Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES FIRST QUARTER
FISCAL YEAR 2015 FINANCIAL RESULTS

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Vancouver, British Columbia – May 6, 2015 -- Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and NYSE MKT: NSAT), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today reported financial results for the first quarter ended March 31, 2015. Norsat serves global customers primarily through two business units: Land Mobile Radio (Sinclair) and Satellite Communications. All financial results are reported in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

Recent Financial Highlights

  First quarter revenue was $8.4 million, compared to $9.1 million during the same period in 2014.

  Adjusted EBITDA(1) (a non-IFRS metric, see Table A) for the first quarter of 2015 was $947,000 compared to $1.6 million in the first quarter of 2014.

  Net earnings for the first quarter of 2015 were $560,000 compared to $2.2 million. Significant variance is due to approximate $1.1 million of unfavorable foreign exchange movements compared to the first quarter of 2014.

  The Company reported net cash position of $4.1 million as of March 31, 2015 and ended the first quarter of 2015 with cash and cash equivalents of $5.4 million, compared to a $3.1 million net cash position, and cash and cash equivalents of $5.5 million as at December 31, 2014.

Recent Events

  In February 2015, the Company announced a $3.5 million order from a major Eurasian defense contractor that will be delivered in the second half of 2015, early 2016 and 2017, which includes the adoption of one of the Company’s newest innovations, the 0.9m Journey Manpack terminal.

  In April 2015, the Company announced a $1.0 million order from the Defense Media Activity (DMA) to supply Norsat’s GLOBETrekkerTM 2.0 portable satellite terminals, along with Norsat’s 50W ATOM series Block Upconverters (BUCs).

  The Company recently shipped a prototype of its next generation ATOM series product, the Ka-band BUC, with general availability anticipated in the third quarter of 2015.

  The Company successfully commenced trading on the NYSE MKT under the ticker “NSAT” on February 10, 2015 which included the ringing of the closing bell. The Company’s Common Shares will also continue to trade on the Toronto Stock Exchange (the “TSX”) under the symbol “NII.”

(1)	EBITDA and Adjusted EBITDA is a Non-IFRS Measure that is defined in the 2014 Annual Management’s Discussion and Analysis posted on Norsat’s website and SEDAR.

Management Discussion

Dr. Amiee Chan, president and chief executive officer of Norsat, commented, “The second half of fiscal 2015 is setting up to be a solid year on the heels of solid bookings and backlog that has occurred over the last twelve months. Since February of this year, we received several new orders, totaling over $4.5 million, specifically within the Satellite Communications division and expect a significant portion of these orders to be delivered in the second half of fiscal 2015. We also continue to introduce new products and solutions that allow us to capitalize on new market opportunities over the coming years, including the introduction of our new high performance LNBs, or Low Noise Block Downconverters. Aside from the new product offerings, we have made a concerted effort to advance and perfect our customization capabilities to ensure that our products and solutions can be quickly delivered to our customers with the customization solutions that they require. This ability to quickly deliver products to the exact specifications that our customers’ demand, has been and will continue to be a key differentiator for us moving forward.”

Arthur Chin, Chief Financial Officer of Norsat, commented. “The first quarter results for fiscal 2015 were in-line with our expectations as bookings and orders for a number of larger projects are expected to be delivered in the second half of the fiscal year. While we are seeing improved bookings within our Satellite Communications segment, we are continuing to experience softness in our LMR division, specifically from the public safety markets. As a testament of our strong diversification strategy, we continue to remain highly profitable and produce solid cash flow. Norsat’s financial position continues to strengthen as we ended the quarter with $5.4 million in cash and equivalents, up nearly $2.4 million from one year ago, while subsequently paying down $2.6 million from our acquisition loan to $1.3 million as of the end of the first quarter of 2015. We expect the Company will be debt free in the near future, and believe we are nicely positioned to expand our business going forward.”

Dr. Chan concluded, “The Company continues to remain profitable, which has enabled us to nearly eliminate our acquisition loan. This, along with a solid cash position and strong backlog of orders, will ready us for the next acquisition. We continue to actively review acquisitions to expand our product and distribution capabilities, but also remain prudent with shareholders’ capital and focus on opportunities that fit our criteria. We feel confident in our business strategy as we experience higher quotation activity as a Company as a whole, which has resulted in our pipeline of business being stronger today than it has been in recent years. We are excited for the opportunities to grow our business in the second half of 2015 and beyond.”

Financial Review

For the three months ended March 31, 2015

For the three months ended March 31, 2015, total sales were $8.4 million, compared to $9.1 million from the same quarter of 2014. Sales from the Sinclair Technologies segment were $4.6 million for the first quarter of 2015, compared to $5.6 million during the same period in 2014, reflecting continued softness in its Canadian markets and an extended winter season in the Northeast. First quarter Satellite Communications sales were $3.8 million, compared to $3.5 million in Q1 2014, reflecting stronger satellite terminal sales which were $1.9 million compared to $0.6 million in the same period a year ago. Other service revenues were $0.1 million, compared to $0.3 million in Q1 2014, reflecting the non-renewal of significant airtime contracts. Within the Satellite Communications Segment First quarter microwave products were $1.9 million, compared to $2.9 million in the first quarter of 2014. The $1.0 million decrease was mainly due to the completion of a large ATOM product contract in 2014, which was not repeated in 2015.

On a consolidated basis, gross profit was $3.4 million compared to $3.8 million for the three months ended March 31, 2014 and first quarter gross margin percentages were 40% compared to gross margins of 41% for the same period in 2014. The Sinclair Technologies segment achieved a first quarter gross profit margin of 43%, compared to 40% gross margin in the same quarter in 2014. The increase in gross margin reflects the strengthening of the US dollar against the Canadian dollar as our labor and overhead costs are predominately in Canadian dollars. The Satellite Communications segment recorded a gross profit margin of 36%, compared to a gross margin of 43% during the same quarter of 2014. Microwave products margins were 42% for the three months ended March 31, 2015, compared to 46% in the same period in 2013. The decrease reflects lower-margin revenues in the product mix, and the reduced warranty costs due to the expiry of a significant warranty obligation in Q1 2014, acquired as part of the acquisition of certain assets and liabilities of CVG. Satellite terminal and related product margins were 30% for the three months ended March 31, 2015 which is on par with 30% in Q1 2014. The Q1 2015 margins reflect our satellite terminals being sold into more competitive low-cost markets.

For the three months ended March 31, 2015, total expenses increased to $3.0 million, from $1.7 million compared to the same quarter in 2014.

First quarter selling and distribution expenses were $1.3 million for the three months ended March 31, 2015, comparable to $1.3 million in 2014. Increased employee costs were offset by the strengthening of the US dollar against the Canadian dollar as a significant portion of the Company’s selling distribution expenses are in Canadian dollars.

First quarter general administration expenses increased to $1.0 million, from $0.9 million incurred for the same period in 2014. The increase reflects strategic investments, offset by the strengthening of the US dollar against the Canadian dollar as a significant portion of the Company’s administration expenses are in Canadian dollars.

First quarter direct product development expenses were $0.7 million compared to $0.6 million during the same period last year. The increase reflects more headcount in product development, which was partially offset by the strengthening of the US dollar against the Canadian dollar as a significant portion of the Company’s product development expenses are in Canadian dollars.

Direct product development expenses were offset by government contributions of $0.3 million in the first quarter of 2015, which is on par with the government contributions of approximately $0.4 million for the same period in 2014, resulting in net product development expenses of approximately $0.4 million in the first quarter of 2015 compared to $0.3 million in the same period in 2014.

Other expenses for the first quarter of 2015 were $0.2 million, compared to a $0.8 million income during the same period last year. The change reflects a $0.2 million loss on foreign exchange in the first quarter of 2015 compared to a $0.9 million gain in the same period in 2014 and an approximately $31,000 impairment charge on certain property and equipment in the first quarter of 2015. Interest and bank charges decreased to approximately $36,000 in the first quarter of 2015 compared to $53,000 for the same period in 2014, reflecting lower interest costs from a lower outstanding acquisition loan balance. For the three month period ending March 31, 2015, the Company repaid $1.0 million of its acquisition loan compared to $0.5 million in the same period in 2014.

First quarter earnings before income taxes were $0.4 million, compared to $2.1 million earnings before income taxes for the same period in 2014. The majority of the decrease can be attributed to change in foreign exchange. Loss on foreign exchange was $0.2 million in the first quarter of 2015 compared to a gain on foreign exchange of $0.9 million in the same period in 2014. In addition, first quarter 2015 gross profit margins decreased by $0.4 million, due to lower sales volume, and total operating expenses increased by $0.2 million compared to the same period in 2014, reflecting strategic investments.

Net income tax recovery was approximately $134,000 in the first quarter of 2015, compared to a net income tax recovery of approximately $70,000 in the same period in 2014.

First quarter net earnings was $0.6 million, or $0.10 per share, basic and diluted, compared to $2.2 million or $0.38 per share, basic and diluted for the first quarter in 2014.

Adjusted EBITDA(1) for the three months ended March 31, 2015 was $0.9 million, compared to $1.6 million for the same period in 2014.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures:
(Table A)

(‘000s)	Three months ended March 31,
	2015	2014	Change	Change
	$	$	$	%
Net earnings for the period	560	2,177	(1,617)	(74)
Interest expense	15	33	(18)	(55)
Amortization and depreciation	328	319	9	3
Tax recovery	(134)	(70)	(64)	91
EBITDA	769	2,459	(1,690)	(69)
Foreign exchange loss (gain)	178	(867)	1,045	(100)
Adjusted EBITDA	947	1,592	(645)	(41)

(1)	EBITDA and Adjusted EBITDA is a Non-IFRS Measure that is defined in the 2014 Annual Management’s Discussion and Analysis posted on Norsat’s website and SEDAR.

Financial Position

Norsat ended the first quarter of 2015 with cash and cash equivalents of $5.4 million, compared to $2.9 million as at March 31, 2014 and $5.5 million as at December 31, 2014. For the three months ended March 31, 2015, the Company made principal repayments totaling $1.0 million, including a $0.5 million voluntary accelerated payment made in the first quarter of 2015, compared to $0.5 million of principal repayments for the same period in 2014.

The Company issued a standby letter of credit of $0.2 million against its credit facilities totaling $3.3 million as at March 31, 2015.

Working capital as at March 31, 2015 was at $14.7 million, compared to $13.8 million at December 31, 2014. The Current Ratio as at March 31, 2015 was 2.8 times, compared to 2.4 times as at December 31, 2014.

Outlook

As we look forward to the second quarter of 2015, we expect our revenues to be lower compared to the same period in 2014, due to the timing and delivery of certain orders. However, we expect to see growth in the second-half of 2015, as we benefit from the improved bookings that have taken place over the last couple of quarters and this will translate into overall annual revenue growth compared to 2014. The Company expects this growth to be led by the Satellite Communications segment, due to increases in U.S. and global military spending. In contrast the Company’s Land Mobile Radio division’s revenue is forecasted to be lower than 2014, due to ongoing softness in its Canadian markets.

Going forward, the Company will continue to work to diversify its business by broadening its product portfolio and expanding its customer base on a geographic and market sector basis. Norsat continues to focus on markets beyond the US, as well as on the commercial, resource, transportation and public safety segments. The Company is also continuing to pursue other new revenue opportunities.

The current global economic uncertainties, coupled with Norsat’s stable financial position and capital structure, continue to create excellent conditions for realizing growth through business combinations. The Company will continue to actively pursue merger and acquisition opportunities that provide strong value, further key strategic objectives and have the potential to be accretive to shareholders.

Management will also continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions we provide to customers. In addition, the Company continues to evaluate other strategic opportunities for improving overall operating and financial performance.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Conference Call Details

Norsat will host a conference call today, May 6, 2015 at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss 2015 first quarter results. To access the conference call, please dial toll-free 1-888-886-7786 or 416-764-8658. The conference call ID is: ‘Norsat Investor Call’. Please connect approximately 10 – 15 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available later today at: http://www.norsat.com/investors/financial-information/conference-call-recordings/

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in US Dollars - Unaudited)

	March 31, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	$5,357,535	$5,513,733
Trade and other receivables	6,755,995	7,570,110
Inventories	10,307,092	10,120,374
Prepaid expenses and other	472,843	426,093
Current assets	22,893,465	23,630,310
Non-current assets
Property and equipment, net	757,399	855,978
Intangible assets, net	5,775,281	6,360,336
Goodwill	4,399,040	4,736,470
Long-term prepaid expenses and other	9,340	9,340
Deferred income tax assets	4,900,000	4,900,000
Non-current assets	15,841,060	16,862,124
Total assets	$38,734,525	$40,492,434
LIABILITIES
Current liabilities
Trade and other payables	$2,175,276	$2,831,911
Accrued liabilities	2,051,413	2,601,163
Provisions	932,619	766,371
Taxes payable	53,970	120,038
Deferred revenue	1,660,980	1,169,816
Current liabilities before acquisition loan	6,874,258	7,489,299
Acquisition loan	1,295,203	2,371,266
Current liabilities	8,169,461	9,860,565
Non-current liabilities
Long-term deferred revenue	39,191	18,426
Deferred income tax liabilities	1,471,572	1,629,001
Non-current liabilities	1,510,763	1,647,427
Total liabilities	9,680,224	11,507,992
SHAREHOLDERS' EQUITY
Issued capital	39,850,648	39,850,648
Treasury shares	(326,527)	(326,527)
Contributed surplus	4,425,729	4,371,778
Accumulated other comprehensive loss	(3,577,742)	(3,033,963)
Deficit	(11,317,807)	(11,877,494)
Total shareholders' equity	29,054,301	28,984,442
Total liabilities and shareholders' equity	$38,734,525	$40,492,434

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income
(Expressed in US Dollars - Unaudited)

	Three months ended March 31
	2015	2014

Revenue	$8,410,325	$9,117,705
Cost of sales	5,052,482	5,354,183
Gross profit	3,357,843	3,763,522

Expenses:
Selling and distributing expenses	1,266,993	1,303,717
General and administrative expenses	993,318	859,282
Product development expenses, gross	758,776	695,437
Less: Government contributions	(331,024)	(386,991)
Total expenses	2,688,063	2,471,445
Earnings before other expenses/(income)	669,780	1,292,077

Impairment of property and equipment	31,139	-
Interest and bank charges	35,398	52,615
Loss/(gain) on foreign exchange	177,749	(867,492)
Earnings before income taxes	425,494	2,106,954

Current income tax recovery	(66,068)	-
Deferred income tax recovery	(68,125)	(69,792)
Net earnings	$559,687	$2,176,746

Other comprehensive (loss)/ income
Exchange differences on translation of operations in currencies other than US Dollars	(543,779)	(1,293,702)
Total comprehensive income	$15,908	$883,044

Net earnings per share
Basic earnings per share	$0.10	$0.38
Diluted earnings per share	$0.10	$0.38

Weighted average number of shares outstanding
Basic	5,766,177	5,767,435
Diluted	5,788,977	5,770,991

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in US Dollars - Unaudited)

	Three months ended March 31
	2015	2014

Cash and cash equivalents provided by/ (used in)
Operating activities:
Net earnings for the period	$559,687	$2,176,746
Income taxes paid	-	(80,572)
Non-cash adjustments to reconcile net earnings to net cash flows:
Depreciation and amortization	328,049	319,432
Impairment of property and equipment	31,139	-
Realized and unrealized foreign exchange loss/ (gain)	177,748	(867,492)
Loan acquisition cost amortization	2,262	6,786
Current income tax recovery	(66,068)	-
Deferred income tax recovery	(68,125)	(69,792)
Share-based payments	53,951	55,032
Government contribution	(331,024)	(386,991)
Changes in non-cash working capital	(911,428)	(1,528,635)
Net cash flows used in operating actitivies	(223,809)	(375,486)

Investing activities:
Purchase of intangible assets, property and equipment	(56,095)	(110,431)
Proceeds from government contributions for acquisition of property and equipment	-	26,551
Net cash flows used in investing activities	(56,095)	(83,880)

Financing activities:
Repayment of acquisition loan	(980,000)	(480,000)
Proceeds from government contributions	763,484	456,121
Net cash flows used in financing activities	(216,516)	(23,879)

Effect of foreign currency translation on cash and cash equivalents	340,221	76,764

Decrease in cash and cash equivalents	(156,199)	(406,481)
Cash and cash equivalents, beginning of period	5,513,733	3,272,595
Cash and cash equivalents, end of period	$5,357,534	$2,866,114

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800

Email: achan@norsat.com	Email: achin@norsat.com

Robert Blum, Adam Lowensteiner and Joe Diaz
Lytham Partners, LLC
Tel: 602-889-9700 (Phoenix)
Tel: 646-829-9700 (New York)

Email: norsat@lythampartners.com